EXHIBIT 12.2

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS

(Dollar amounts in thousands)

	Years Ended December 31,
	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)
Earnings from operations	$131,797	$116,932	$137,947	$100,078	$101,887
Add:
Interest Expense	175,249	160,871	149,538	34,223	53,781

Earnings as adjusted	$307,046	$277,803	$287,485	$134,301	$155,668

Combined fixed charges and Preferred Share distributions:
Interest expense	$175,249	$160,871	$149,538	$34,223	$53,781
Capitalized interest	23,572	26,854	32,377	29,186	37,079

Total fixed charges	198,821	187,725	181,915	63,409	90,860

Preferred Share distributions	16,254	26,153	34,309	25,877	25,340

Combined fixed charges and Preferred Share distributions	$215,075	$213,878	$216,224	$89,286	$116,200

Ratio of earnings to combined fixed charges and Preferred Share distributions	1.4	1.3	1.3	1.5	1.3

a.	Net earnings from discontinued operations have been reclassified for all periods presented.